                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

Commission File Number : 0-22349

(Check One)
         ( )  Form 10-KSB           ( ) Form N-SAR
         (X)  Form 10-QSB           ( ) Form 11-K
         ( )  Form 20-F

For Period Ended: March 31, 1999
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         ( ) Transition Report on Form 10-K
         ( ) Transition Report on Form 20-F
         ( ) Transition Report on Form 11-K
         ( ) Transition Report on Form 10-Q
         ( ) Transition Report on Form N-SAR

For the Transition Period Ended:____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pan Western Energy Corporation
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Full Name of Registrant


_____________________________________________________________
Former Name if Applicable

1850 S. Boulder Avenue, Suite 300
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Address of Principal Executive Office (Street and Number)

Tulsa, Oklahoma 74119
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City, State and Zip Code

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)   The subject annual report, semi-annual report, transition report
(X) on Form 10-K (X) Form 20-F, 11-K, of Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Registrant is waiting on outside accountants to complete their audit of the Company's books and records as of December 31, 1998. It is anticipated that the Company will receive the final audit report by May 15, 1999. The Company will file its annual report on Form-10KSB immediately following receipt of the audit report.

         It is currently anticipated the Registrant will file Form-10QSB on or before the fifth calendar day following the prescribed due date.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.
               Vincent R. Kemendo
               (918) 582-4957

         (2)   Have all other periodic reports required under Section 13 or 15
(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s). ( ) Yes   (X) No

               Annual Report on Form 10-KSB for the year ended December 31,
1998.

         (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. (X) Yes ( ) No

         Due to significantly lower oil and gas prices received by the registrant for its production during the three months ended March 31, 1999 as compared to three months ended March 31, 1998, the registrant currently expects the financial statements for the three ended March 31, 1999 to reflect a significantly larger net loss than that which was reflected in the financial statements for comparable periods in 1998.

                        PAN WESTERN ENERGY CORPORATION
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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date MAY 11, 1999
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By /s/ SID L. ANDERSON
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     Sid L. Anderson, President and Director